SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

OR

☐          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ to ____________

Commission File No. 001-15185

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN*
(Full Title of Plan)

*Formerly known as First Tennessee National Corporation Savings Plan and Trust

FIRST HORIZON NATIONAL CORPORATION
(Issuer of Securities Held Pursuant to Plan)

165 MADISON AVENUE
MEMPHIS, TENNESSEE 38103
(Address of Principal Executive Office of Issuer and of Plan)

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Note:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is nothing to report.

KPMG LLP Suite 900, Morgan Keegan Tower Fifty North Front Street Memphis, TN 38103

Report of Independent Registered Public Accounting Firm

The Pension, Savings and Flexible Compensation Committee of
First Horizon National Corporation:

We have audited the accompanying statements of net assets available for benefits of First Horizon National Corporation Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.

Memphis, Tennessee
June 29, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005

Assets:
Investments - at fair value:
First Horizon National Corporation, common stock	$316,456,427	$317,598,814
Mutual funds	304,413,377	237,126,844
Money market funds	36,567,816	35,823,891
Stable value funds (common/collective trust)	26,306,392	23,808,309
Participant loans	17,242,722	17,385,161
Segregated participant investments	2,053,415	1,891,076

Total investments - at fair value	703,040,149	633,634,095

Adjustment to contract value from fair value for interest in common/collective trust relating to fully benefit-responsive investment contracts	573,996	369,384

Total investments	703,614,145	634,003,479

Cash	1,481,908	620,421
Receivables:
Employee contributions	668,708	643,166
Employer contributions	427,947	317,877
Interest	4,256	3,934
Dividends	3,441,928	3,720,622
Due from broker	1,408,195	551,929

Total receivables	5,951,034	5,237,528

Total assets	711,047,087	639,861,428

Liabilities:
Participant loans payable	145,768	64,949
Income taxes payable	32,037	5,707
Due to broker	277,118	402,729
Other liabilities	313,447	301,721

Total liabilities	768,370	775,106

Net assets available for benefits	$710,278,717	$639,086,322

See accompanying notes to financial statements.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

2006

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$47,567,644
Interest income	3,134,151
Dividend income	31,413,163

Total investment income	82,114,958

Contributions:
Participants	43,386,175
Employer	18,393,348
Rollovers	2,677,360

Total contributions	64,456,883

Total additions	146,571,841

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or beneficiaries	74,402,920
Corrective distributions	48,405
Administrative expenses	928,121

Total deductions	75,379,446

Net increase	71,192,395
Net assets available for benefits:
Beginning of year	639,086,322

End of year	$710,278,717

See accompanying notes to financial statements.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2006 and 2005

(1)	Plan Description

The following description of First Horizon National Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan established April 23, 1978, for qualified employees of First Horizon National Corporation and certain affiliates (the Company) to provide a savings plan for those employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Since inception, the Plan agreement has been amended periodically to conform with provisions of ERISA and other laws and regulations. The Plan is administered by the Pension, Savings and Flexible Compensation Committee. Nationwide Trust Company, FSB (NTC) serves as trustee of the Plan. Pursuant to the Plan document, certain retirees are allowed to segregate and direct their accounts into investments outside the boundaries of investment options available to active participants and defer payment of benefits. These accounts are presented in a single line item in the financial statements and are trusteed by First Tennessee Bank National Association (FTBNA), the Company’s primary affiliate. The 401(k) Company serves as record keeper of the Plan.

(a)	Contributions

Under the terms of the Plan, full-time employees are eligible to participate in the Plan immediately. Part-time employees are eligible to participate upon completion of twelve months of service in which they have worked at least 1,000 hours. A participant may authorize payroll deductions from 1% to 100% of eligible pay (subject to certain legal limitations) as contributions, to be invested as authorized by the participant. The Plan allows participants to make pre-tax contributions (from 1% to 90% of eligible pay) and after-tax contributions (from 1% to 10% of eligible pay). Participants may also rollover amounts representing distributions from other defined benefit and/or defined contribution plans. Participants direct their contributions into various investment options offered by the Plan and may elect to change their investment authorizations at any time.

The Company makes two types of contributions on behalf of participants to the Plan – Company matching contributions and Company savings contributions. After one year of service, all participants are eligible for matching contributions. All participants receive 50% of the first 1% to 6% of participant pre-tax contributions invested in the First Horizon National Corporation Stock Fund (ESOP), except First Horizon Home Loan Corporation (FHHLC) participants. FHHLC participants receive 50% of the first 1% to 6% of participant pre-tax contributions invested in any of the investment options.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2006 and 2005

The Company provides Flexible Dollars to employees to spend on benefits or to deposit into the Plan. Participants’ Flexible Dollars deposited into the Plan are identified as Company savings contributions and are not eligible for matching contributions. All contributions, and allocated earnings or losses thereon, are 100% vested.

(b)	Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s interest in their account, or installment payouts, as defined. For termination of service for other reasons, a participant may receive the value of the interest in their account as a lump-sum distribution. The Plan also provides for in-service and hardship withdrawals. A participant may request a withdrawal of all or part of their after-tax, rollover and profit sharing contributions at any time. Upon obtaining the age of 59 ½, a participant may request a withdrawal of all or a portion of the value of their account. In-service withdrawals are limited to four such withdrawals during a calendar year. Hardship withdrawals are allowed at any time for certain financial needs, as defined. Account balances invested in the ESOP may be received in the form of shares of stock. Also, annually, a participant may request a withdrawal of certain contributions invested in the ESOP in the form of Company stock.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and Plan earnings, and is charged with an allocation of asset management fees, Plan losses and certain other recordkeeping expenses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(d)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. General purpose loan terms range from 6 to 60 months and primary residence loan terms range from 6 to 120 months. The loans are secured by the balance in the participant’s account and bear interest at the prime interest rate at the time of the participant’s loan request. Principal and interest is paid ratably through payroll deductions. Up to three loans may be outstanding at one time, but participants can have only one general purpose loan and one primary residence loan per calendar year.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2006 and 2005

(2)	Summary of Significant Accounting Policies

	(a)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	(b)	Change in Presentation

In December 2005, the Financial Accounting Standards Board (FSAB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). This FSP requires investments in benefit-responsive investment contracts be presented at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common/collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investments in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The result of the implementation of the FSP was to decrease investments and to increase the adjustment from fair value to contract value by $573,996 and $369,384 as of December 31, 2006 and 2005, respectively.

	(c)	Investment Valuation and Income Recognition

Investments in mutual funds and the money market funds are stated at fair value based on the closing net asset value of shares held by the Plan at year end. The investment in the common/collective trust (stable value fund) is stated at contract value as determined by the issuer based on the cost of the underlying investments plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Investments in common stocks are valued at the last reported sales price on the last business day of the year. U.S. government agency securities are valued at the mean of the bid and ask prices on the last business day of the year. Loans to participants are stated at the unpaid principal balance, which the Plan’s management believes approximates fair value.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2006 and 2005

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis and is recognized when earned. Dividend income is accrued on the ex-dividend date. Realized gains and losses from investment transactions are reported on the average cost method. Investment income includes unrealized appreciation and depreciation of investments.

Pursuant to the Plan document, certain retirees are allowed to segregate and direct the investment of their accounts and defer payment of benefits. These investments are individually valued according to the accounts and are presented in a single line item in the financial statements.

	(d)	Contributions

Participant contributions are recognized when withheld, and Employer contributions are recognized when due. Rollovers are recognized when approved by the Plan Sponsor.

	(e)	Benefit Payments

Benefits paid to participants or beneficiaries are recognized when paid.

	(f)	Administrative Expenses

Administrative expenses are recognized when incurred.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(4)	Tax Status of Plan

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by a letter dated October 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receipt of such letter; however, the Plan’s management believes that the Plan remains in compliance with the applicable requirements of the IRC.

The income tax payable of $32,037 and $5,707 as of December 31, 2006 and 2005, respectively, represents participant taxes for early withdrawal. These taxes are withheld by the Plan Sponsor on behalf of the participant and remitted to the IRS.

A contribution to the Plan by December 31, 2006 would have satisfied and corrected a 2005 Average Deferral Percentage (ADP) discrimination test excess under Internal Revenue Code Section 401(k)(3). That contribution was not made within the statutory timeframe. Under the IRS "Self Correction Program" (SCP) established by the Employee Plans Compliance Resolution System this testing failure can be corrected under alternative methods, by making a contribution to the Plan and by contributing earnings through the date of the correction. The precise contribution amount under the alternative methods is not yet available. A correction by December 31, 2008 is permitted without further tax consequence or IRS involvement. The Company intends to make the necessary, timely correction under SCP.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2006 and 2005

(5)	Related Party Transactions

Certain Plan investments held in 2005 were shares of mutual funds managed by Highland Capital Management Corporation and Martin & Company, Inc., wholly-owned subsidiaries of the Plan Sponsor. Therefore, transactions related to these mutual funds, as well as transactions related to FHNC common stock, qualify as party-in-interest transactions.

(6)	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2006 and 2005:

	2006	2005

First Horizon National Corporation – Common Stock	$316,456,427	$317,598,814
Royce Premier Fund	67,646,142	58,920,859
Dodge & Cox Balanced Fund	64,804,737	45,743,034
Harbor Fund International Fund	58,264,756	34,699,903
Goldman Sachs Structured US Equity	47,778,320	—
Goldman Sachs Financial Square	36,516,799	—
Vanguard 500 Index	35,798,434	—
First Funds Core Equity I	—	44,939,572
First Funds US Government Portfolio	—	35,694,744

For the period ended December 31, 2006, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $47,567,644, as follows:

2006

First Horizon National Corporation – Common Stock	$26,750,206
Mutual Funds	20,592,427
Segregated Participant Investments	225,011

$47,567,644

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2006 and 2005

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006 and 2005:

	2006	2005

Net assets available for benefits per the financial statements	$710,278,717	$639,086,322
Less: Benefits payable	35,074	482,165
Adjustment to contract value	573,996	—

Net assets available for benefits per the Form 5500	$709,669,647	$638,604,157

The following is a reconciliation of benefits paid to participants and investment income per the financial statements to the Form 5500 for the year ended December 31, 2006:

2006

Benefits paid to participants per the financial statements	$74,402,920
Less: accrual for prior year	(482,165)
Add: accrual for current year	35,074

Benefits paid to participants per the Form 5500	$73,955,829

2006

Total investment income per the financial statements	$82,114,958
Less: adjustment to contract value	(573,996)

Total investment income per the Form 5500	$81,540,962

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Number: 002
EIN: 62-0803242
December 31, 2006

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

	Federated Capital Reserves	Money market fund	$51,017
	Goldman Sachs Financial Square	Money market fund	36,516,799

	Amvescap National Trust Company	Common collective trust - stable value fund	26,306,392

	Dodge & Cox Balanced Fund	Mutual fund	64,804,737
	Goldman Sachs Core Fixed Income/Inst	Mutual fund	18,748,860
	Goldman Sachs Structured Small Cap Equity	Mutual fund	11,372,128
	Goldman Sachs Structured US Equity	Mutual fund	47,778,320
	Harbor Fund International Fund	Mutual fund	58,264,756
	Royce Premier Fund	Mutual fund	67,646,142
	Vanguard 500 Index Fund - Admiral	Mutual fund	35,798,434

*	First Horizon National Corporation	First Horizon National Corporation Common stock fund, 7,574,352 shares	316,456,427

*	Various participants	Loan fund, interest rates ranging from 4.0% to 9.5% with varying maturity dates through 2016, collateralized by participants’ right, title and interest in and to the Plan	17,242,722

	Segregated participant investments:

	Fidelity Inst’l Govt Portfolio	Money market fund	414,121

	Federal Home Loan Bank	U.S. government agency note, 6.0%, due 2/12/2016	96,497
	Federal Home Loan Mortgage Corporation	U.S. government agency pool #182031, 10.0%, due 12/1/2010	116

	Cross A T Company	Corporate stock, 1000 shares	7,600
	Deltic Timber Corporation	Corporate stock, 571 shares	31,851
	Dow Jones & Company, Inc.	Corporate stock, 1000 shares	38,000
	JP Morgan Chase & Company	Corporate stock, 720 shares	34,776
	Merrill Lynch & Company, Inc.	Corporate stock, 6800 shares	633,080
	Miller Herman, Inc.	Corporate stock, 4000 shares	145,440
	Murphy Oil Corporation	Corporate stock, 8000 shares	406,800
	Parametric Technology Corporation	Corporate stock, 553 shares	9,965
	Servicemaster Company	Corporate stock, 6750 shares	88,493
	Supervalu, Inc.	Corporate stock, 4000 shares	143,000
*	First Horizon National Corporation	First Horizon National Corporation, 88 shares	3,676

			$703,040,149

* Indicates party-in-interest to the Plan.

See accompanying independent auditors’ report.

EXHIBITS

          The following documents are filed as exhibits to this Form 11-K:

     1. Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension, Savings and Flexible Plan Committee of the First Horizon National Corporation Savings Plan (“Plan”) has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Date: June 29, 2007	By:	/s/ ROBERT E. ELLIS
Robert E. Ellis
Senior Vice President – Manager Financial
Operations and Member of the Pension,
Savings and Flexible Plan Committee

EXHIBIT INDEX

No.	Description

23	Consent of Independent Registered Public Accounting Firm